EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Announces that its Controlled Subsidiary, B Communications Ltd., Expects to Receive Approximately NIS 422 Million in Dividends from Bezeq in May 2013

Ramat-Gan, Israel, April 24, 2013 – Internet Gold-Golden Lines Ltd. (Nasdaq and TASE: IGLD) (“Internet Gold”) announced today that on April 24, 2013 shareholders at the General Meeting of Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq") a controlled subsidiary of B Communications Ltd. (“B Communications”), a controlled subsidiary of Internet Gold, approved the payment of a dividend of NIS 861 million to Bezeq's shareholders of record on May 1, 2013. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on May 13, 2013 (the "payment date").

B Communications expects to receive approximately NIS 267 million (approximately US$ 74 million at current exchange rates) from this distribution. On May 13, 2013, Bezeq will also distribute to Bezeq's shareholders of record on May 1, 2013 the fifth NIS 500 million installment of the NIS 3 billion special dividend that was approved by its shareholders on January 24, 2011. Accordingly, B Communications expects to receive an additional NIS 155 million (approximately US$ 43 million at current exchange rates) as a special dividend on the payment date. The two dividends will amount to NIS 422 million (approximately US$ 117 million).